Vanguard CMT Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:


Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.)
served as trustees to the funds prior to the shareholder meeting.

Trustee	                For	    Withheld	Percentage For
Mortimer J. Buckley	547,028,663	0	100.0%
Emerson U. Fullwood	547,028,663	0	100.0%
Amy Gutmann	        547,028,663	0	100.0%
JoAnn Heffernan Heisen	547,028,663	0	100.0%
F. Joseph Loughrey	547,028,663	0	100.0%
Mark Loughridge	        547,028,663	0	100.0%
Scott C. Malpass	547,028,663	0	100.0%
F. William McNabb III	547,028,663	0	100.0%
Deanna Mulligan	        547,028,663	0	100.0%
Andre F. Perold	        547,028,663	0	100.0%
Sarah Bloom Raskin	547,028,663	0	100.0%
Peter F. Volanakis	547,028,663	0	100.0%

*Results are for all funds within the same trust.


Proposal 3 - Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange
Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval.
The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.


Vanguard Fund
For
Abstain
Against	Broker
Non-Votes	Percentage For
Market Liquidity Fund	522,434,265	0	0	0	100.0%
Municipal Cash Management Fund	24,594,397	0	0	0	100.0%